Exhibit 99.1

China Yuchai International Announces Unaudited
2025 First Half-Year Financial Results

SINGAPORE, Singapore — August 8, 2025 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), announces today its unaudited consolidated financial results for the first half-year ended June 30, 2025 (“1H 2025”). The financial information presented herein for 1H 2025 and the first half-year of 2024 (“1H 2024”) are reported using the IFRS accounting standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 1H 2025

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Revenue increased by 34.0% to RMB 13.8 billion (US$ 1.9 billion) compared with
RMB 10.3 billion in 1H 2024;
•
Gross profit increased by 30.3% to RMB 1.8 billion (US$ 257.0 million) compared with RMB 1.4 billion in 1H 2024. Gross margin was 13.3% in 1H 2025 compared with 13.7% in 1H 2024;
•
Operating profit increased by 42.3% to RMB 621.7 million (US$ 86.9 million) compared with RMB 436.9 million in 1H 2024;
•
Profit for the period rose by 58.9% to RMB 534.8 million (US$ 74.7 million) compared with RMB 336.6 million in 1H 2024;
•
Basic and diluted earnings per share were 65.8% higher at RMB 9.75 (US$ 1.36) compared with RMB 5.88 in 1H 2024;
•
Total number of engines sold increased by 29.9% to 250,396 units compared with 192,743 units in 1H 2024.

Revenue was RMB 13.8 billion (US$ 1.9 billion) compared with RMB 10.3 billion in 1H 2024.

The total number of engines sold in 1H 2025 increased by 29.9% to 250,396 units compared with 192,743 units in 1H 2024. The increase was mainly due to higher sales in almost every engine segment. The Company’s truck and bus engine unit sales rose by 38.0% year over year in 1H 2025, despite a decline of 2.6% witnessed in the commercial vehicle markets (excluding gasoline- and electric-powered vehicles) as reported by the China Association of Automobile Manufacturers (“CAAM”). The Company’s truck engine sales were up 44.3% year over year, compared with negative growth of 1.8% in truck market unit sales as reported by CAAM. In particular, heavy- and light-duty truck engine unit sales were 40.7% and 82.1% higher year over year, in contrast to CAAM market unit sales growth of negative 2.8% and 1.3%, respectively. The Company’s

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heavy-duty bus engine sales rose by 14.4%, compared to a CAAM bus market unit sales reduction of 13.5%. Overall bus engine unit sales increased by 8.9% in 1H 2025, in contrast to a 7.5% decline in overall bus market unit sales, as reported by CAAM.

Engine sales to off-road markets increased by 17.5% year over year in 1H 2025. Engine sales to the marine and power generation markets drove the off-road segment growth with a 31.5% year over year increase. Sales for industrial applications rose by 27.2% year over year in 1H 2025, while engine sales for agricultural equipment experienced modest growth in 1H 2025.

Gross profit increased by 30.3% to RMB 1.8 billion (US$ 257.0 million), from RMB 1.4 billion in 1H 2024. The increase was mainly due to higher sales volume. Overall gross margin was 13.3% in 1H 2025 compared with 13.7% in 1H 2024.

Other operating income increased by 27.2% to RMB 221.4 million (US$ 30.9 million) compared with RMB 174.1 million in 1H 2024. The increase was mainly driven by the recognition of technology licensing fees and a higher rebate on value-added taxes.

Research and development (“R&D”) expenses increased by 21.1% to RMB 476.7 million (US$ 66.6 million) compared with RMB 393.6 million in 1H 2024, due to higher experimental and personnel costs. Total R&D expenditures, including capitalized costs, were RMB 551.7 million (US$ 77.1 million), representing 4.0% of revenue in 1H 2025, as compared to RMB 463.2 million and 4.5% of revenue in 1H 2024.

Selling, general and administrative (“SG&A”) expenses increased by 27.4% to RMB 962.5 million (US$ 134.5 million) from RMB 755.7 million in 1H 2024. This increase was mainly due to higher personnel expenses compared with the same period last year. SG&A expenses represented 7.0% of revenue for 1H 2025 compared with 7.3% for 1H 2024.

Operating profit increased by 42.3% to RMB 621.7 million (US$ 86.9 million) compared to RMB 436.9 million in 1H 2024. The operating margin was 4.5%, in contrast to 4.2% in 1H 2024. Higher operating profit and operating margin were achieved by increased sales and gross profit combined with lower growth in operating expenses.

Finance costs decreased by 21.3% to RMB 32.2 million (US$ 4.5 million) from RMB 40.9 million in 1H 2024, primarily due to lower term loans and less bills discounting.

The share of financial results of the associates and joint ventures grew by 42.6% to a profit of RMB 61.4 million (US$ 8.6 million), compared with RMB 43.1 million in 1H 2024. The improvement was mainly driven by higher profits at MTU Yuchai Power Company Limited.

Income tax expense increased by 13.4% to RMB 116.2 million (US$ 16.2 million) compared with RMB 102.4 million in 1H 2024.

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Net profit attributable to equity holders of the Company increased by 52.2% to RMB 365.8 million (US$ 51.1 million) compared with RMB 240.3 million in 1H 2024.

Basic and diluted earnings per share were RMB 9.75 (US$ 1.36) compared with RMB 5.88 in 1H 2024.

Basic and diluted earnings per share for 1H 2025 and 1H 2024 were based on a weighted average of 37,518,322 shares and 40,858,290 shares, respectively.

Balance Sheet Highlights as at June 30, 2025

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Cash and bank balances were RMB 7.8 billion (US$ 1.1 billion) compared with RMB 6.4 billion at the end of 2024;
•
Trade and bills receivables were RMB 12.7 billion (US$ 1.8 billion) compared with
RMB 8.8 billion at the end of 2024;
•
Inventories were RMB 4.7 billion (US$ 655.4 million) compared with RMB 4.7 billion at the end of 2024;
•
Trade and bills payable were RMB 11.9 billion (US$ 1.7 billion) compared with RMB 8.5 billion at the end of 2024;
•
Short-term and long-term loans and borrowings were RMB 2.2 billion (US$ 304.6 million) compared with RMB 2.5 billion at the end of 2024.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We had strong growth in almost every sales category. Unit sales of our truck engines rose by 44.3% and our bus engine unit sales increased by 8.9% year over year, outperforming the markets which saw negative growth in both segments. Unit sales in the important heavy-duty engine segment improved, with truck engine sales up 40.7% and bus engine sales rising 14.4%, despite overall market declines in both segments. This outperformance demonstrates the solid reliability and performance of our engine products, supported by an extensive service network, and also reflects the positive results of our efforts to expand our customer base and product portfolio.”

“Our off-road segments achieved unit sales growth in all markets segments. Our marine and generator business was the fastest growing segment in 1H 2025 with a 31.5% increase year over year. With the MTU-2000 engine and Yuchai-branded VC series diesel engines to be added to the MTU-4000 engine series, our generator engine product portfolio will be better positioned to meet the needs of various end-market users.”

“To further increase our global presence, Yuchai Machinery Power System (Thailand) Co., Ltd. commenced production of the K08 engine. Additional Yuchai engine models have also started production at this plant. Through a comprehensive strategic cooperation covering technology licensing, component supply, and related support in Vietnam, we are further deepening our market penetration into the growing ASEAN markets.”

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“Our strategy of selling into multiple end markets with a broad and diverse product portfolio continues to create profitable sales growth and free cash flow generation. To reward our shareholders, a cash dividend of US$ 0.53 per ordinary share for 2024 was paid early in July 2025. At the end of June 2025, cash and bank balances surpassed US$ 1 billion with lower borrowings. Our strong financial resources support our current operations and provide investment in new products for our future growth,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.1586 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2025. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2025 or at any other date.

Unaudited 1H 2025 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 8, 2025. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company, followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register-conf.media-server.com/register/BI9e3a063ea78248039b54c139bea3f91f at least one hour prior to the scheduled start time. An email reply will be sent with instructions and phone numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed on the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, built a strong research and development team, and achieved a significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

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Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai's and the joint venture's operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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